Filed by Alternative Credit Income Fund pursuant to

Rule 425 under the Securities Act of 1933

Subject Company: Alternative Credit Income Fund

Commission File No.: 811-23016

File No. of Related Registration Statement: 333-294601

URGENT-
MEETING ADJOURNED
YOUR VOTE IS NEEDED
MERGER PROPOSED.
PLEASE VOTE PROMPTLY.
ALTERNATIVE
CREDIT INCOME FUND
YOUR VOTE MATTERS.
We've made it easy, so take two minutes right now on any device you prefer.
PHONE
TABLET
PC
Go to: Proxyvote.com
R48163-EPR

ALTERNATIVE

CREDIT INCOME FUND

Your vote is missing & urgently needed.

The special meeting of shareholders has been adjourned and will be reconvened on September 3, 2026 at 12:30 pm ET. Whether or not you plan to attend, your vote is very important. **You can vote your shares by internet, telephone, QR code, or mail.**

Simply follow the instructions on the enclosed form. For your convenience, we've highlighted where you can find your unique Control Number. **If you have any questions or need assistance, please call (866) 530-1438.**

0000 0000 0000 0000
NOTE: This is not an actual Control Number. Please refer to the proxy card for your unique Control Number.

0000 0000 0000 0000
NOTE: This is not an actual Control Number. Please refer to the voting instruction form for your unique Control Number.

FOUR WAYS TO VOTE

ONLINE

WWW.PROXYVOTE.COM
Please have your proxy card in hand when accessing the website. There are easy-to-follow directions to help you complete the electronic voting instruction form.

PHONE

WITHOUT A PROXY CARD
Call (866) 530-1438 Monday to Friday, 9:00 a.m. to 10:00 p.m. ET to speak with a proxy specialist.
WITH A PROXY CARD
Call 1-800-690-6903 with a touch-tone phone to vote using an automated system.

QR CODE

WITH A SMARTPHONE
Vote by scanning the Quick Response Code or "QR Code" on the Proxy Card/VIF enclosed.

MAIL

VOTE PROCESSING
Mark, sign and date your ballot and return it in the postage-paid envelope provided.